82-1072

RECEIVED

2006 APR 24 A 7:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong

SUPPL

The Standard (Thursday, 13 April 2006)

06012759

PROCESSED
APR 2 5 2006
THOMSON FINANCIAL

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 24 May 2006 at 11:00 a.m. for the following purposes:–

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2005;

(2) To sanction a final dividend for the year ended 31 December 2005;

(3) To re-elect retiring Directors;

(4) To approve annual Directors' fee (such revised fee shall take effect from 1 July 2006 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2006) which shall remain the same until the Company in general meeting otherwise determines;

(5) To re-appoint Auditors and authorise Directors to fix their remuneration; and

(6) As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:–

(I) "THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise Directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if Directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by Directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong."

(II) "THAT:

(a) subject to paragraph (b) below, the exercise by Directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognized by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution."

(III) "THAT Directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution."

(IV) "THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2006, be and is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days."

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 12 April 2006

NOTES:

Proxy Information

1. A shareholder entitled to attend and vote at the Annual General Meeting ("Annual General Meeting") to be held on 24 May 2006 convened by the Notice of Annual General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy needs not be a member of the Company..

2. A form of proxy for the Annual General Meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.

Dividends

3. The Board has recommended a final dividend of HK$1.30 per share for 438,000,000 issued shares in respect of the year ended 31 December 2005 payable to shareholders who are on the Register of Members on 24 May 2006. The final dividend is subject to shareholders' approval at the Annual General Meeting.

4. The Register of Members of the Company will be closed from 3 May 2006 to 24 May 2006, both dates inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 2 May 2006.

5. The 21-day book close period (from 3 May 2006 to 24 May 2006) is set to allow sufficient time for members of the Company to complete and return the declaration of voting controllers as required under the provisions of the Broadcasting Ordinance.

Directors

6. In relation to agenda item No. (3) in the Notice of Annual General Meeting regarding re-election of Directors: Ms. Mona Fong, Dr. Li Dak Sum and Mr. Kevin Lo Chung Ping are retiring at the Annual General Meeting pursuant to Article 114(A) of the Company's Articles of Association and, being eligible, offer themselves for re-election. The re-election of the retiring Directors will be individually voted on by shareholders.

7. The biographical details of each of the Directors who stand for re-election at the Annual General Meeting, as at 29 March 2006, being the latest practicable date prior to the release of the Notice of Annual General Meeting ("the latest practicable date"); are set out below to enable shareholders to make an informed decision on their re-election. Save for the information set out in this paragraph and in paragraphs 6, 8 and 9, there is no information to be disclosed pursuant to any of the requirements under Paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules and there are no other matters that need to be brought to the attention of shareholders in respect of the Directors who stand for re-election at the Annual General Meeting.

7.1 Ms. Mona Fong (age 71)

Ms. Lee Mong Lan, alias Mona Fong, has been a Director of the Company since 1988 and Deputy Chairperson since 25 October 2000. Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company.

Ms. Fong is a member of the Executive Committee and Remuneration Committee of the Board. She also serves on the boards of various subsidiaries and associated companies of the Company.

Ms. Fong is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited, a company listed on the Exchange, and Chairperson and Managing Director of the Shaw group of companies. She is also the Chairperson of The Shaw Foundation Hong Kong Limited, The Shaw Prize Foundation Limited and The Sir Run Run Shaw Charitable Trust and member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong.

7.2 Dr. Li Dak Sum DSSc. (Hon.), J.P. (age 85)

Dr. Li Dak Sum was appointed a Director of the Company in 1995 and is an Independent Non-executive Director of the Company. He has met the independence guidelines set out in Rule 3.13 of the Listing Rules and has submitted to the Exchange a written confirmation concerning his independence to the Company. Dr. Li has also given an annual confirmation of his independence to the Company. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

Dr. Li is the Chairman of Sharp-Roxy (Hong Kong) Limited which markets "Sharp" products in Hong Kong and China. Dr. Li is also the Chairman of various hotel operations in Singapore, Australia and New Zealand.

In the past three years, Dr. Li has not served as a director of any other listed public companies.

7.3 Mr. Kevin Lo Chung Ping (age 69)

Mr. Kevin Lo Chung Ping joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He was appointed a Director in 1977 and is a Non-executive Director of the Company. He is a member of the Executive Committee of the Board. He also serves on the boards of five subsidiaries of the Company.

Mr. Lo has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

In the past three years, Mr. Lo has been an Executive Director of Gold Peak Industries (Holdings) Limited, a company listed on the Exchange.

8. With the exception of Mr. Kevin Lo Chung Ping, all the other Directors who stand for re-election at the Annual General Meeting have interests in the shares of the Company. Such Directors' interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance are set out below and remain unchanged as at the latest practicable date.

	No. of Ordinary Shares of HK$0.05 Each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Mona Fong	1,146,000	–	–	1,146,000	0.26%
Dr. Li Dak Sum	–	–	300,000*	300,000	0.07%

* *The shares were held by Roxy Property Investments Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.*

All the interests stated above represent long positions.

A report of the beneficial interests of all the Directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance is set out in the Directors' Report in the Company's 2005 Annual Report.

9. The fees paid during the year ended 31 December 2005 to the Directors who stand for re-election at the Annual General Meeting are set out below:

	Deputy Chairperson *HK$*	Director *HK$*	Member of Executive Committee *HK$*	Member of Audit Committee *HK$*	Member of Remuneration Committee *HK$*
Mona Fong	150,000	30,000	75,000	–	3,781
Dr. Li Dak Sum	–	30,000	–	20,000	–
Kevin Lo Chung Ping	–	30,000	75,000	–	–

10. It was recommended that the Directors' Fee be increased from HK$30,000 per annum to HK$75,000 per annum, to be effective from 1 July 2006.

The above Directors' Fee does not include any additional fees payable to Directors serving on the Board Committees, which have been approved by the Board at its meeting on 22 March 2006 pursuant to Article 101 of the Company's Articles of Association and are set out below:

	Fee *(HK$ per annum)* (applicable up to 30 June 2006)	Approved revised fee *(HK$ per annum)* (w.e.f. 1 July 2006)
Executive Committee		
Chairman	–	–
Member	75,000	75,000
Audit Committee		
Chairman	140,000	140,000
Member	20,000	50,000
Remuneration Committee		
Chairman	15,000	40,000
Member	10,000	30,000

General Mandates to Issue and Repurchase Shares

11. In relation to Agenda Item (6)(I), the purpose of this resolution is to give a General Mandate to authorise the Directors to issue additional shares.

12. In relation to Agenda Item (6)(II), the purpose of this resolution is to give a General Mandate to authorise the Directors to repurchase issued shares.

13. In relation to Agenda Item (6)(III), the purpose of this resolution is to extend the authority given under Resolution (6)(I) to shares repurchased under the authority given in Resolution (6)(II).

Right to Demand a Poll

14. Pursuant to Article 73 of the Articles of Association of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands, but a poll may be demanded

(A) (before or on the declaration of the result of the show of hands or the withdrawal of any other demand for a poll) by:

(i) the Chairman; or

(ii) at least three Members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Member or Members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

(iv) by a Member or Members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(B) (before, at or during the general meeting) a poll is directed orally or by notice in writing by the Broadcasting Authority to be conducted upon any resolution put or to be put to the general meeting pursuant to Section 19(3) of Schedule 1 to the Broadcasting Ordinance.

15. Pursuant to Article 73, the Chairman will demand a poll on each of the resolutions to be put to the forthcoming general meeting. The results of the poll will be published in the local newspapers and on the Company's and the Exchange's websites on the business day following the Annual General Meeting.

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, *G.B.M. (Executive Chairman)*
Dr. Norman Leung Nai-Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona Fong *(Deputy Chairperson)*
Louis Page *(Managing Director)*
Dr. Chow Yei Ching, *G.B.S.*
Ho Ting Kwan
Chien Lee *
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, *DSSc. (Hon.), J.P.* *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee *(Alternate Director to Christina Lee Look Ngan Kwan)*

* *Independent Non-executive Directors*